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SECU 19010571

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Jun 07, 2019
Washington, DC

SEC FILE NUMBER
8- 26726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-18 (MM/DD/YY) AND ENDING 3-31-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDKIFF & STONE CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 Los Robles
(No. and Street)

Carlsbad (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Name – *if individual, state last, first, middle name*)

9645 LINCOLNWAY LANE, #214A (Address) FRANKFORT (City) IL (State) 60423 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, M.E. MIDKIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDKIFF & STONE CAPITAL GROUP, INC., as of MARCH 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

M.E. Midkiff
Signature

PRESIDENT
Title

Notary Public

EVAN WILSON
COMM. #2147783
Notary Public - California
SAN DIEGO
My App. Expires March 28, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2019

MIDKIFF & STONE CAPITAL GROUP, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Midkiff & Stone Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midkiff & Stone Capital Group, Inc., (the "Company") as of March 31, 2019, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Midkiff & Stone Capital Group, Inc. as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Midkiff & Stone Capital Group, Inc.'s auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 22, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS

Cash and cash equivalents	$	1,164
Accounts Receivable		3,100
Investments, at fair value		6,765
Brokerage Clearance account		10,071
Demand Note Receivable		28,056
TOTAL ASSETS	$	49,156

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable		7,880
Accrued Expenses		2,706
Connecticut income tax payable		250
TOTAL LIABILITIES		10,836
STOCKHOLDER'S EQUITY		
Common stock, no par value; 5,000 shares authorized, 200 shares issued and outstanding		1,000
Additional paid-in capital		14,000
Retained earnings		23,320
TOTAL STOCKHOLDER'S EQUITY		38,320
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	49,156

The accompanying notes are an integral part of these financial statements.

MIDKIFF & STONE CAPITAL GROUP, INC.

STATEMENT OF INCOME

YEAR ENDED MARCH 31, 2019

REVENUE		
Securities commissions	$	7,124
Mutual fund sales		8,225
Investment advisory		36,669
Dividends and interest		269
Securities Gain		249
TOTAL REVENUE		52,536
EXPENSES		
Commissions to Clearing Firm		12,009
Salaries		5,854
Rental expense - related party		7,908
Regulatory expenses		8,566
Payroll taxes		595
Employee benefits		4,091
Other expenses		536
Auto		472
Office expenses		1,124
Telephone and cable		1,474
Travel & Entertainment		579
Legal and Accounting		7,000
Pension Expense		1,464
TOTAL EXPENSES		51,672
Net income before income tax		864
State income tax expense		800
NET INCOME	$	64

The accompanying notes are an integral part of these financial statements.

MIDKIFF & STONE CAPITAL GROUP, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2019

	Common Shares	Stock Amount	Additional Paid In Capital	Retained Earnings	Total
Balance- Beginning of Year	200	$ 1,000	$ 14,000	$ 23,256	$ 38,256
Net Income	-	-	-	64	64
Balance- End of Year	200	$ 1,000	$ 14,000	$ 23,320	$ 38,320

The accompanying notes are an integral part of these financial statements.

MIDKIFF & STONE CAPITAL GROUP, INC

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 64
Adjustments:	
Decrease in accounts receivable	9
Increase in Brokerage Clearance account	(61)
Increase in investments	(249)
Decrease in payables and other liabilities	(3,824)
Net Cash Flow used in Operating Activities	$ (4,061)
Net Cash Flows from Financing Activities	
Increase in Demand Note Receivable	(178)
Net Cash Flow used by Financing Activities	$ (178)
Net Decrease in Cash and Cash Equivalents	$ (4,239)
Cash and Cash Equivalents Balance at March 31, 2018	$ 5,403
Cash and Cash Equivalents Balance at March 31, 2019	$ 1,164

The accompanying notes are an integral part of these financial statements.

MIDKIFF & STONE CAPITAL GROUP, INC.
Notes to the Financial Statements
March 31, 2019

Note 1 – Organization

Midkiff & Stone Capital Group, Inc. was incorporated in Connecticut and commenced operations on April 23, 1981. Midkiff & Stone is engaged in investment banking, brokerage and investment research activities and is a member of the Financial Industry Regulatory Authority (FINRA). Midkiff & Stone operates under the provisions of Paragraph k (2) (ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. Customers consist primarily of individuals located throughout the United States of America. The company is 100% owned by Mick Midkiff.

Note 2 – Significant Accounting Policies

Basis of Accounting

These financial statements have been prepared based upon generally accepted accounting principles in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Investments

Marketable securities consist of publicly traded securities. Dividends are recorded on the ex-dividend date. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at fair value.

Cash Equivalents

For purposes of the statement of cash flows, Midkiff & Stone considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within three months from the date of the financial statements, to be cash equivalents.

Revenue Recognition & Accounts Receivable

Accounts receivable are recognized when the clients are billed. The accounts receivable balances as of March 31, 2019 are thought to be collectible and no provision for uncollectible accounts has been made in these statements.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received monthly in arrears and are recognized as earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivables, securities owned and securities sold, not yet purchased, and advances to and notes from employees. Currently, the federally insured limit on accounts covered by the Federal Deposit Insurance Corporation (FDIC) is $250,000. The Company did not have cash and cash balances in excess of the federally insured limits at March 31, 2019. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Customer Funds

Midkiff & Stone is approved to sell private securities and limited partnership interests but is not approved to hold customer funds on account.

Income Taxes

Midkiff & Stone accounts for income tax in accordance with FASB ACS 740 – Income Taxes. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using

the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on Midkiff & Stone generating sufficient taxable income in future years.

There are no deferred tax assets or liabilities as of March 31, 2019.

Note 3 – Impact of recently issued accounting standards

The Company has assessed the recently issued or proposed accounting standards from the Financial Accounting Standards Board or other standards-setting bodies. They are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Fair Value of Financial Instruments

Midkiff & Stone's financial instruments consist of cash, receivables, and investments in marketable securities and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

As defined in FASB ACS 820 – Fair Value Measurements & Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). FASB ACS 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by FASB ACS 820 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to Midkiff & Stone for identical assets and liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to

provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. Midkiff & Stone's Level 1 assets may include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth Midkiff & Stone's assets that are measured at fair value on a recurring basis as of March 31, 2019:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	6,765	6,765	-	-
			-	-
Total Assets	$ 6,765	$ 6,765	$ -	$ -

Note 5 – Defined Contribution and Profit-Sharing Plan

Midkiff & Stone has a defined contribution and profit-sharing plan in effect covering substantially all employees and may make annual contributions to the plan up to 25% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during

a year are credited against the profit-sharing expense for that year. The pension plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. The pension plan expense for the year ended March 31, 2019 was $1,464.

Note 6 – Net Capital Contribution

Midkiff & Stone is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At March 31, 2019, Midkiff & Stone had net capital and net capital requirements, as defined, of $6,055 and $5,000, respectively. Midkiff & Stone's aggregate indebtedness to net capital ratio was 1.79 to 1.

Note 7 – Commitments and Contingencies

Included in Midkiff & Stone's clearing agreement contains an indemnification clause. This clause related to instances where Midkiff & Stone's customers fail to settle security transactions. In the event this occurs, Midkiff & Stone will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2019, management of Midkiff & Stone had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 – Related Party Transactions

At March 31, 2019, Midkiff & Stone had the following related party account balance in the statement of financial condition:

Description	
Demand note receivable	$ 28,056

Demand note is receivable upon call by the Company. The note is receivable from the Company's sole shareholder – Mick Midkiff.

At March 31, 2019, Midkiff & Stone had the following related party account balances reflected in the statements of operations and cash flows for the year ended March 31, 2019:

Description		
Lease expense to shareholder	$	7,908

Midkiff & Stone currently leases office space on a month-to-month basis from its sole shareholder.

Note 9 – Income Taxes

The income before taxes was $864 for year ended March 31, 2019.

Midkiff & Stone is subject to state income tax in Connecticut and California. The business entity tax for Connecticut is payable for $250 and the state business tax for California was $800.

Note 10 – Revenue Recognition

Commission revenues, securities transactions. and related expenses are recorded on a trade date basis.

Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (I) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning stockholders' equity.

Disaggregation can be found on the statement of operations.

Commission revenue represents sales commissions generated by customers' purchases and sales of securities on exchanges and over-the-counter. Syndicate participation revenue represents fees arising from secondary securities offerings in which the Company acts as an underwriter. For both of these revenue streams, the Company believes that the performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

MIDKIFF & STONE CAPITAL GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2019

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	38,320
Nonallowable assets		31,227
Haircuts on securities		1,038
NET CAPITAL	$	6,055

The accompanying notes are an integral part of these financial statements.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 722
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 1,055
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 10,836
Percentage of Aggregate Indebtedness to Net Capital	178.96%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Midkiff & Stone Capital Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Midkiff & Stone Capital Group, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Midkiff & Stone Capital Group, Inc. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Midkiff & Stone Capital Group, Inc. stated that Midkiff & Stone Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2019 without exception. Midkiff & Stone Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midkiff & Stone Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 22, 2019

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

FROM : PHONE NO. :

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

May 23, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Midkiff & Stone Capital Group, Inc. ("Company") is a broker/dealer registered with the SEC and FINRA.

- Company claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended March 31, 2019

- Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Company has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended March 31, 2019 without exception.

- Company has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: M. E. Midkiff III

Name and Title: M. E. Midkiff III President